This amendment is being sent in response to an inquiry
received from SEC Staff regarding the response
to Item #74W for series #8 of the June 30, 2009 NSAR
filing for The Vantagepoint Funds.
This amendment will confirm that the Net Asset Value
for the Vantagepoint Money Market Fund is correctly
stated at $1.0000.